     Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction	% Ownership

American International Asphalt, Inc.	Nevada	100%
American International Refinery, Inc.	Louisiana	100%
American International Marine, Inc.	Nevada	100%
St. Marks Refinery, Inc.	Florida	100%
Gulf Coast Petroleum Trading, Inc.	Nevada	100%
American International Petroleum Kazakhstan	Nevada	100%
American International Petroleum Corporation Holding, Inc.	Nevada	100%
American Eurasia Petroleum Corporation	Nevada	100%
American Caspian Petroleum Corporation	Nevada	100%
American Asian Petroleum Corporation	Nevada	100%